UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

Dogecoin Cash, Inc.

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

355 W MESQUITE BLVD C-70
MESQUITE, NV.	89027
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

DOGECOIN CASH, INC.
(Exact name of registrant as specified in its charter)

NEVADA	20-1898270
(State or other jurisdiction of incorporation or	(I.R.S Employer Identification No.) organization)

Title of each class	Name of each exchange on which
to be registered	each class is to be registered
Series A Preferred Stock, par value $0.001 per share.	OTCQB® Venture Market

Explanatory Note Regarding Amendment No. 2 to Form 8-A

This Amendment No. 2 to the Form 8-A Registration Statement is being filed to correct material errors contained in Amendment No. 1 to the Form 8-A filed on May 16, 2025, relating to the rights and preferences of the Series A Preferred Stock of Dogecoin Cash, Inc. (the “Company”).

The Company’s original Form 8-A, filed on May 15, 2025, included an accurate description of the Series A Preferred Stock. However, due to a drafting or file mislabeling error, the exhibit attached as the Certificate of Designation was not the official version filed with the Nevada Secretary of State.

Amendment No. 1 was filed to address the missing exhibit but inadvertently included an incorrect draft of the Certificate of Designation and introduced material inaccuracies in the disclosure under Item 1. Specifically:

It incorrectly stated that each share of Series A Preferred Stock was convertible into one share of common stock, whereas the filed Certificate of Designation expressly provides that the Series A Preferred Stock is not convertible.

It misstated the liquidation preference and redemption provisions, which were accurately described in the original Form 8-A but inconsistently presented in Amendment No. 1.

It erroneously stated that holders of Series A Preferred Stock were entitled to dividends equal to 5% of net income from the prior fiscal year, payable annually in arrears if and when declared by the Board of Directors. The filed Certificate of Designation does not include such a dividend entitlement, and this disclosure has been corrected.

This Amendment No. 2 corrects those errors by:

(i) incorporating the correct and complete Certificate of Designation as filed with the Nevada Secretary of State on December 3, 2024 (Filing No. 20244507259), and

(ii) restating Item 1 to accurately reflect the terms of the Series A Preferred Stock, including that the shares are non-convertible, carry a liquidation preference of $1.00 per share, are redeemable by the Company at a rate of ten (10) shares of common stock for each one (1) share of Series A Preferred Stock upon 30 days’ prior written notice, and do not carry a fixed dividend entitlement based on net income.

This amendment also includes the complete and correct Certificate of Designation as Exhibit 3.1, which supersedes the previously filed and incomplete version.

No other changes have been made to the disclosures in the original Form 8-A.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. □

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ⌧

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.□

Securities Act registration statement or Regulation A offering statement file number to which this form relates:                                                   (if applicable)

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Preferred Stock, par value $0.001 per share

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

Dogecoin Cash, Inc. (the “Company”) is registering its Series A Preferred Stock under Section 12(g) of the Securities Exchange Act of 1934.

The Company has authorized 5,000,000 shares of Series A Preferred Stock, par value $0.001 per share. As of the date of this filing, May 16, 2025,  4,637,125 shares of Series A Preferred Stock are issued and outstanding.

Rights and Preferences:

Dividend Rights:

Holders of Series A Preferred Stock are entitled to receive, if and when declared by the Board of Directors, a non-cumulative dividend of one (1) share of common stock per annum for each preferred share held, provided the holder is of record as of November 25 of the applicable year.

Liquidation Preference:

In the event of any liquidation, dissolution, or winding up of the Corporation, holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to holders of common stock or any other junior securities, an amount equal to the stated value of $1.00 per share, plus any declared but unpaid dividends.

Voting Rights:

Each share of Series A Preferred Stock entitles the holder to one (1) vote, voting together with the holders of common stock as a single class on all matters submitted to a vote of the shareholders, except as otherwise required by law.

Conversion Rights:

The Series A Preferred Stock is not convertible into common stock.

Redemption Rights:

The Corporation, at its sole discretion, may redeem shares of Series A Preferred Stock on or before October 25, 2034, by issuing ten (10) shares of common stock for each one (1) share of Series A Preferred Stock redeemed. Redemption is subject to prior written notice to the holders in accordance with the Corporation’s bylaws and any applicable notice requirements.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Dogecoin Cash, Inc - CBDS – Certificate of Designation of Series A Preferred Stock – Filed 12-03-2024 (2)

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)

DOGECOIN CASH, INC.

Date May 19, 2025

By /s/ David Tobias

David Tobias

Chief Executive Officer